Exhibit 99.1

GoldMining Inc. Confirms Additional Significant Gold-Antimony Results Including 3.51 g/t AuEq over 93 metres (1.08 g/t Au and 0.69% Sb) in Historic Drilling at its Crucero Project, Peru

Vancouver, British Columbia – August 20, 2025 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to report additional strong historic drill intercepts from its 100% owned Crucero Project ("Crucero" or the "Project") in Peru. These results are reported as part of the Company's previously announced ongoing review and validation of historic assay results, which has continued to show significant antimony ("Sb") mineralization, in conjunction with the known gold (“Au”) mineralization, expanding the project’s potential for multi-metal value creation.

Highlights:

●	The Company has identified and confirmed significant antimony values in the Crucero drill database to date that are in addition to the current gold-only mineral resource estimate.

●	Analysis of the drill hole sample assay database indicates numerous occurrences of antimony, including a selection of drill intercepts, which have been verified by the Company:

o	DDH-36:1.89 g/t AuEq (0.94 g/t Au & 0.27% Sb) over 119 metres, from 213 metres depth;

o	DDH-37: 4.34 g/t AuEq (0.92 g/t Au & 0.97% Sb) over 60 metres, from 244 metres depth;

o	DDH-38: 2.50 g/t AuEq (1.28 g/t Au & 0.34% Sb) over 115 metres, from 42 metres depth;

o	DDH-43: 3.51 g/t AuEq (1.08 g/t Au & 0.69% Sb) over 93 metres, from 71 metres depth;

o	DDH-45: 6.79 g/t AuEq (6.53 g/t Au & 0.07% Sb) over 44 metres, from 199 metres depth; and

o	DDH-40: 2.85 g/t AuEq (1.15 g/t Au & 0.48% Sb) over 64 metres, from 303 metres depth.

●	The Company is actively advancing work to incorporate antimony into a new gold-antimony mineral resource estimate for the Project.

●	Antimony is a globally significant strategic metal, with current spot prices of approx. US$55,000 per tonne representing a significant increase from US$11,600 per tonne at the start of 2024.

*AuEq is calculated using the formula AuEq (g/t) = Au grade (g/t) + 3.52 * Sb grade (%). Au price of $2,200/oz and Sb price of $35,600/tonne (both approximately 35% below current spot price). Reports gold recovery at 100% and uses a notional antimony recovery of 70%.

Alastair Still, Chief Executive Officer of GoldMining, stated, "We are very encouraged by the latest results that demonstrate the emerging opportunity to unlock additional value at our 100%-owned Crucero Gold Project in Peru through the identification of significant antimony mineralization occurring alongside gold. Historically, antimony, primarily present as stibnite, was noted at Crucero but not fully evaluated due to lower commodity prices. Today, with antimony prices near record highs and growing recognition of its strategic importance in critical supply chains, we see compelling potential to enhance the economic profile of the project by incorporating antimony mineralization into our existing gold models. Our latest work reinforces our view of Crucero as a prospective dual gold-antimony system that contains a gold mineral resource estimate of approximately 1 million ounces in the Indicated category and a further 1.15 million ounces in the Inferred category. We are actively advancing work to incorporate antimony into a new mineral resource estimate which we believe could lead to a meaningful increase in the gold-equivalent metal content of the deposit."

Further to the Company's news releases on April 23 and June 17, 2025, which presented assay intercepts for historic drillholes DDH-01 to -35, the Company has continued to systematically compile Sb assay results within the Project drill database. This work has included the validation of historic assays against original independent laboratory certificates. Presented herein are assays for a further 29 drill holes that have been validated by the Company to date.

The updated and revised Crucero database now contains assay data for 79 drill holes as well as 657 trench assays including over 17,000 assay records, 13,296 of which have independent laboratory certificates available. The Company is working with the laboratories to locate additional archived assay certificates in order to build a comprehensive database and undertake further analysis of the distribution and grade of antimony throughout the Project.

Crucero Project

The Crucero Project (see Figure 1) is located in the Andes mountain range in Carabaya Province, in southeastern Peru. The village of Caserio de Oscoroque is located approximately 10 km to the west of the Project by road, and the nearest major community is the city of Juliaca, about 150 km to the south-southwest, which has an airport that provides domestic flights that connect throughout Peru.

80°0'0"W
75°0'0"W
70°0'0"W
0°0'0"
5°0'0"S
10°0'0"S
15°0'0"S
Ecuador
Brazil
Peru
N
PUNO
CRUCERO
PROPERTY
Macusani
Sicuani
Rosano
Crucero
Asillo
Azangaro
Juliaca
Puno
Lago
Titicaca
Yunguyo
El Alto
La Paz
LA PAZ
Reyes
Rurrenabaque
Caranavi
AREQUIPA
Arequipa
Camaná
MOQUEGUA
Moquegua
Mollendo
Ilo
TACNA
Tacna
Oruro
8400000
8200000
200000
400000
600000
GOLDMINING
Crucero Gold Project - Property Location
PSAD56 / 19S - January 2018 - 1:25:000
0 15 30 60 90 120
Km
Content may not reflect National Geographic's current map policy. Sources: National Geographic, Esri, DeLorme, HERE, UNEP-WCMC, USGS, NASA, ESA, METI, NRCAN, GEBCO, NOAA, increment P Corp.

Figure 1 – Crucero Project, Department of Puno, Province of Carabaya, Peru.

The Project contains orogenic gold mineralization that is associated with pyrite, pyrrhotite, arsenopyrite and stibnite, which the latter is an antimony-bearing mineral. The mineralization is contained within altered meta-sedimentary rocks belonging to the Ananea Formation of Lower Paleozoic age.

The mineral resource estimate for Crucero (see Table 1) contains Indicated mineral resources estimated to total 30.65 million tonnes ("Mt") at an average grade of 1.00 gram per tonne gold ("g/t Au") containing approximately 993,000 ounces ("oz") gold. An additional 35.78 Mt at an average grade of 1.00 g/t Au containing approximately 1,147,000 oz Au is estimated in the Inferred resource category. The mineral resource estimate is reported within a conceptual pit design shell for the Project using a long-term average gold price of US$1,500/oz Au.

Table 1         Crucero Project Mineral Resource Estimate (Effective date: December 20, 2017)

Cut-off g/t	Indicated			Inferred
	Tonnage	Grade	Metal	Tonnage	Grade	Metal
	Mt	g/t	oz	Mt	g/t	oz
0.4	30.65	1.00	993,000	35.78	1.00	1,147,000

Notes to Table 1:

1.	There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.
2.	Open pit resources stated as contained within a conceptual open pit above a 0.40 g/t Au cut-off.
3.	Pit constraints are based on an assumed gold price of US$1,500/oz, mining cost of US$1.60/t and processing cost of US$16.00/t.
4.	Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.
5.	Mineral resource tonnages and grades are reported as undiluted.
6.	Contained Au ounces are in-situ and do not include recovery losses.

For further information regarding the Crucero Project and the mineral resource estimate referenced herein, refer to the technical report summary titled “43-101 Technical Report, Crucero Property, Carabaya Province, Peru” with an effective date of December 20, 2017, available under the Company’s profile at www.sedarplus.ca.

Exploration programs from 1996 to 2012 by previous operators included geological mapping, soil and rock geochemistry, trenching, surface geophysical surveys, diamond drilling and metallurgical testwork. Drilling across the Project totals 79 core holes for 24,705 metres completed from 2003 to 2012.

To date, exploration of the Project has concentrated on the A1 Zone which dips vertically to steeply to the east, is approximately 750 metres along strike by 100 metres in width and is traced to a vertical depth of approximately 400 metres. The A1 Zone is hosted within meta-sediments (mudstones and siltstones) of the Ananea Group. Pyrite is the most abundant sulphide mineral and typically occurs as blebs, the distribution of which commonly appears to be along foliation or bedding. Quartz veins are uncommon and are not necessarily gold-bearing, although the highest-grade gold found to date is within quartz veins with stibnite.

Prior geological studies have interpreted that the A1 Zone has been subjected to two phases of gold mineralization of which the major gold-mineralizing event formed during isoclinal folding, is largely conformable with bedding and is associated primarily with pyrite and pyrrhotite. The second phase of gold mineralization is associated with later deformation characterized by brittle deformation that resulted in the development of faulting and remobilization of gold that is associated with arsenopyrite and antimony mineralization. This later phase of gold mineralization is volumetrically minor compared to the first phase; however, it is more significant because the higher gold and antimony grades occur with this later phase.

Figure 2 – Crucero plan map showing location of drill holes and an outline of mineralization exposed at surface within the A1 Zone.

For further information regarding the Crucero Project, please refer to the technical report summary titled “43-101 Technical Report, Crucero Property, Carabaya Province, Peru” with an effective date of December 20, 2017, (the “Technical Report”), available under the Company’s profile at www.sedarplus.ca.

Table 2 – Crucero Project historical drill assay intercepts for DDH-036 to -064. Bold intervals correspond with those reported in the ‘highlights’ section above.

Hole Number	Interval From (m)	Interval To (m)	Core Length (m)	Gold Grade (g/t)	Antimony Grade (%)	AuEq (g/t)*
DDH-36	41.00	46.00	5.00	2.02	0.29	3.02
Also	173.00	198.00	25.00	1.56	0.01	1.59
Also	213.10	332.00	118.90	0.94	0.27	1.89
including	259.00	272.00	13.00	1.49	0.50	3.25
Also	394.00	426.00	32.00	1.21	0.12	1.63
Also	445.00	473.00	28.00	0.54	0.27	1.49
Also	528.00	540.00	12.00	1.09	0.00	1.09
DDH-37	155.00	178.00	23.00	1.42	0.31	2.50
including	165.00	170.00	5.00	2.67	1.19	6.86
Also	200.00	236.00	36.00	2.11	0.71	4.60
including	215.00	231.00	16.00	3.05	1.47	8.24
including	226.00	227.00	1.00	11.85	10.60	49.16
Also	244.00	304.00	60.00	0.92	0.97	4.34
including	273.00	297.00	24.00	1.16	2.01	8.24
Also	416.00	456.00	40.00	0.56	0.02	0.63
Also	468.00	494.35	26.35	0.68	0.42	2.15
including	471.65	481.00	9.35	0.23	1.12	4.17
DDH-38	42.00	157.00	115.00	1.28	0.34	2.50
including	98.00	99.00	1.00	35.00	2.81	44.89
including	137.00	141.00	4.00	0.32	3.92	14.10
Also	166.70	183.00	16.30	1.23	0.00	1.23
Also	199.40	248.00	48.60	1.31	0.38	2.66
DDH-39	252.00	310.00	58.00	0.99	0.51	2.79
including	294.00	299.00	5.00	2.28	2.53	11.19
Also	393.00	422.00	29.00	0.75	0.01	0.78
Also	447.00	480.00	33.00	0.70	0.02	0.76
Also	520.00	543.00	23.00	0.74	0.06	0.96
DDH-40	303.00	367.00	64.00	1.15	0.48	2.85
including	317.00	342.00	25.00	1.44	1.13	5.43
Also	390.00	406.00	16.00	0.87	0.13	1.33
Also	550.00	576.90	26.90	1.31	0.05	1.50
DDH-41	107.00	185.00	78.00	1.33	0.28	2.31
Also	211.00	235.00	24.00	3.14	0.34	4.33
including	215.00	219.00	4.00	6.14	1.85	12.66

DDH-42	73.50	133.00	59.50	0.90	0.11	1.31
Also	179.00	180.00	1.00	13.50	0.53	15.36
DDH-43	71.00	164.00	93.00	1.08	0.69	3.51
including	85.00	90.30	5.30	3.88	4.11	18.35
including	87.30	87.65	0.35	28.20	39.60	167.59
Also including	112.00	113.00	1.00	15.70	6.14	37.31
Also	186.00	226.00	40.00	0.86	0.04	0.98
DDH-44	98.00	127.00	29.00	1.39	0.28	2.38
including	111.00	112.00	1.00	11.40	6.51	34.32
Also	163.00	164.00	1.00	27.80	0.01	27.84
DDH-45	120.00	172.00	52.00	0.81	0.13	1.26
Also	199.00	243.00	44.00	6.53	0.07	6.79
including	238.00	240.00	2.00	123.15	0.02	123.21
Also including	239.00	240.00	1.00	196.00	0.02	196.06
Also	280.00	285.00	5.00	7.88	0.29	8.89
DDH-46	87.00	136.00	49.00	1.18	0.12	1.61
including	112.00	117.00	5.00	4.78	1.06	8.52
DDH-47	No Significant Intercept
DDH-48	No Significant Intercept
DDH-49	No Significant Intercept
DDH-50	109.00	155.00	46.00	1.77	0.24	2.63
including	138.00	139.00	1.00	15.05	4.69	31.56
DDH-51	225.00	293.00	68.00	1.34	0.14	1.83
DDH-52	136.00	156.00	20.00	0.82	0.02	0.87
DDH-53	No Significant Intercept
DDH-54	131.00	158.00	27.00	5.35	0.13	5.81
including	135.00	149.00	14.00	9.54	0.20	10.25
DDH-55	326.00	330.00	4.00	3.13	0.10	3.50
DDH-56	140.00	164.00	24.00	3.66	0.02	3.73
including	149.00	155.00	6.00	10.23	0.06	10.43
DDH-57	No Significant Intercept
DDH-58	345.00	357.00	12.00	3.17	0.31	4.27
including	351.00	352.00	1.00	20.07	1.11	23.98
DDH-59	330.00	333.00	3.00	4.66	2.20	12.41
DDH-60	294.00	295.00	1.00	26.36	0.00	26.37
DDH-61	No Significant Intercept

DDH-62	83.00	96.00	13.00	0.97	0.01	1.00
DDH-63	No Significant Intercept
DDH-64	18.00	26.00	8.00	1.82	0.27	2.77

Notes:

Mineralized intercepts are estimated to be approximately two-thirds of true width.

*AuEq is calculated using the formula AuEq (g/t) = Au grade (g/t) + 3.52 * Sb grade (%), Uses – Au price of $2,200/oz and Sb price of $35,600/tonne (both approximately 35% below current spot). Reports gold recovery at 100% but uses a notional recovery of the Antimony of 70%.

Table 3 – Crucero Project drill hole collar location coordinates for historical drill hole intercepts detailed in Table 2.

Hole Number	Easting Metres (UTM Zone 19S)	Northing Metres (UTM Zone 19S)	Elevation (m above sea level)	Depth (m)	Azi°	Dip°	Year Drilled
DDH-36	410,797	8,432,935	4,460	543.5	55	-60	2011
DDH-37	410,732	8,433,011	4,467	494.4	53	-60	2011
DDH-38	410,724	8,433,081	4,459	315.0	50	-60	2011
DDH-39	410,686	8,432,925	4,456	561.7	52	-45	2012
DDH-40	410,551	8,433,015	4,427	576.9	54	-45	2012
DDH-41	410,754	8,433,262	4,427	265.0	236	-60	2011
DDH-42	410,753	8,433,262	4,427	224.9	236	-45	2011
DDH-43	410,732	8,433,286	4,418	296.4	236	-60	2011
DDH-44	410,731	8,433,285	4,418	280.0	236	-45	2011
DDH-45	410,723	8,433,342	4,413	300.2	236	-60	2011
DDH-46	410,723	8,433,345	4,413	200.0	236	-45	2011
DDH-47	410,755	8,433,262	4,427	270.0	56	-60	2011
DDH-48	410,733	8,433,285	4,418	300.0	56	-45	2011
DDH-49	410,714	8,433,377	4,416	369.5	236	-60	2011
DDH-50	410,713	8,433,377	4,416	350.0	236	-45	2011
DDH-51	410,693	8,433,406	4,415	360.2	236	-60	2011
DDH-52	410,694	8,433,406	4,415	300.5	236	-45	2011
DDH-53	410,679	8,433,430	4,414	351.0	236	-60	2012
DDH-54	410,678	8,433,430	4,414	320.2	236	-45	2012
DDH-55	410,664	8,433,459	4,412	336.3	236	-60	2012
DDH-56	410,664	8,433,459	4,412	340.0	236	-45	2012
DDH-57	410,649	8,433,489	4,409	300.4	236	-45	2012
DDH-58	410,650	8,433,490	4,409	387.7	236	-60	2012

DDH-59	410,619	8,433,512	4,406	375.0	236	-60	2012
DDH-60	410,619	8,433,512	4,406	361.4	236	-45	2012
DDH-61	410,562	8,433,591	4,402	350.9	236	-45	2012
DDH-62	410,903	8,433,093	4,472	505.1	360	-90	2012
DDH-63	410,494	8,433,672	4,361	272.6	236	-45	2012
DDH-64	410,903	8,433,093	4,472	451.5	52	-70	2012

Data Verification

The Technical Report and the Company’s historic exploration database, including verification of laboratory certificates, were used to verify the reported assay intercepts. As detailed in the Technical Report, Crucero Project drill core sampling program comprised the following procedure: prior to processing, core was photographed and measured for core loss, then logged geologically and marked for sampling. Sample lengths downhole were generally 1.0 metres within visually mineralized core, to 2.0 metres outside mineralized zones, except where samples were taken to honor geological contacts. Samples were obtained by sawing the core in half; half was placed in a numbered sample bag and the other half stored in the core box for reference. Normal security measures were taken throughout the sampling and shipping processes. All drill programs used standards, duplicates and blanks that were introduced into the sample stream on the Property during the sample preparation process, and/or introduced by the independent laboratory during the analysis. The sampled half-core was then sent for assay to either ALS Peru S.A. ("ALS"), or SGS del Peru S.A.C. ("SGS"), each an independent assay laboratory.

SGS completed sample preparation and analysis in Lima, Peru, for drill holes DDH-39, DDH-40, DDH-48, DDH-49, DDH-50, DDH-51, DDH-52, DDH-53, DDH-54, DDH-55, DDH-56, DDH-57 DDH-58, DDH-59, DDH-60, DDH-61, DDH-62, DDH-63, DDH-64 (this release). Analysis utilized four standard SGS analytical procedures: 1) gold was analyzed by fire assay of a 50-gram aliquot with an atomic absorption finish (FAA515); 2) if the sample contained more than 5,000 ppb gold the sample was re-analyzed using fire assay and a gravimetric finish (FAG505); 3) samples were also analyzed for a 33-element package using four-acid digestion and inductively coupled plasma (ICP) with an atomic emission spectroscopy (AES) finish (ICP40B); and 4) if the sample contained more than 10,000 ppb arsenic or antimony, these elements were analyzed using atomic absorption (AAS41b).

ALS completed sample preparation and analysis in Lima, Peru, for drill holes DDH-36, DDH-37, DDH-38, DDH-41, DDH-42, DDH-43, DDH-44, DDH-45, DDH-46, DDH-47 (this release). Analysis utilized four standard ALS analytical procedures: 1) gold analyses were completed by fire assay fusion with AAS finish (Au-AA24 method) on 50 grams test weight; 2) if the sample contained more than 10,000 ppb gold the sample was re-analyzed using fire assay and a gravimetric finish (Au-GRA21); 3) antimony and other multi element analyses (total suite of 35 elements) were assayed by aqua regia digestion and ICP-MS analysis (ME-ICP41 method) on 0.25 grams test weight; and 4) antimony which assayed at the upper level of detection of 10,000 ppm, was generally re-assayed to percent level analysis via atomic absorption spectrometry (Sb-AA08 method).

Qualified Person

Tim Smith, P. Geo., Vice President Exploration of GoldMining, has supervised the preparation of, and verified and approved, all other scientific and technical information herein this news release. Mr. Smith is also a qualified person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia, and Peru. The Company also owns approximately 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.9 million shares of U.S. GoldMining Inc. (Nasdaq: USGO) and 24 million shares of NevGold Corp. (TSXV: NAU). See www.goldmining.com for additional information.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Technical disclosure regarding the Project has been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and the scientific and technical information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the Company's expectations regarding the Project, the potential and demand for antimony and expected work programs and often contain words such as "anticipate", "intend", "plan", "will", "would", estimate", "expect", "believe", "potential" and variations of such terms. Such forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates, which may prove to be incorrect. Investors are cautioned that forward-looking statements involve risks and uncertainties, including, without limitation: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, any inability to complete work programs as expected, the Company’s plans with respect to the Project may change as a result of further planning or otherwise,  and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs most recent Annual Information Form and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.